Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: May 12, 2020

The excerpts below are from the presentation provided to investors May 12, 2020 and made available on the Investor Relations section of IFF’s website in connection with the Q1 2020 Earnings Conference Call.

IFF AND DUPONT N&B COMBINATION Creating a new global leader for innovative integrated solutions BROADENS EXPANDS R&D DIFFERENTIATED CATEGORY EXPOSURE CAPABILITIES & EXPERTISE INTEGRATED SOLUTIONS • Expands breadth of capabilities • Best-in-class R&D and • Stronger & broadest innovation capabilities differentiated product offerings • #1 or #2 position across high-value ingredients • Strongest industry pipeline • Improve speed-to-market & with exceptional talent simplification for customers 20IFF AND DUPONT N&B COMBINATION Creating a new global leader for innovative integrated solutions BROADENS EXPANDS R&D DIFFERENTIATED CATEGORY EXPOSURE CAPABILITIES & EXPERTISE INTEGRATED SOLUTIONS • Expands breadth of capabilities • Best-in-class R&D and • Stronger & broadest innovation capabilities differentiated product offerings • #1 or #2 position across high-value ingredients • Strongest industry pipeline • Improve speed-to-market & with exceptional talent simplification for customers 20

INTEGRATION PLANNING

Strong progress in pre-integration phase; On-track with execution timeline

Q4 2019	FIRST HALF 2020				SECOND HALF 2020		Q1 2021		POST CLOSE
Agreement Signed	Integration Management Office Formation	Cleared U.S. Regulatory Process	Initial Registration Statement	Purpose, Vision, Operating Model & Leadership	IFF Shareholder Vote	Permanent Debt Financing	Anticipated Closing	$7.3B Cash Payment to DuPont	Revenue & Cost Synergy Capture
Dec. 15, 2019	January 2020	March 2020	May 2020	May 2020	Sept. 2020	Post Shareholder Vote	Target Feb 1, 2021	At Close	By End of Year 3
✓	✓	✓	✓	✓					

Key Activities

- ✓ Completed strategic assessment of the future combined company portfolio
- ✓ Joint cross functional integration program in place & operational
- ✓ Cleared U.S. antitrust process & filed for Europe and China approvals
- ✓ Created ideation framework to identify, assess & prioritize synergy opportunities
- ✓ Announced Purpose & Vision of future combined company
- ✓ Defined operating model & made executive leadership selections

Integration Activities On-Track for Q1 2021 Close

21

OUR PURPOSE:

APPLYING SCIENCE AND CREATIVITY FOR A BETTER WORLD

It's the "why" that will drive everything we do.

We need both the rigor of scientific expertise, and the imagination of new possibilities, to create the best results.

It's not just that we're talented scientists and creators, but that we're passionate about using those talents to generate results for our customers, and for the world.

We're shaping the future of the industry, for the better.

22

Unmatched innovation and leading-edge insight mean we’re already anticipating O U R V I S I O N : what will be essential to BE THE PARTNER tomorrow’s consumers. FOR ESSENTIAL SOLUTIONS We’re more than a supplier. It’s our strategy Yes, we supply the ingredients, for future success. compounds, and solutions that our customers require, but we are also united in understanding and meeting the challenges of today as well as tomorrow. We create solutions based on what’s essential for our customers. 23Unmatched innovation and leading-edge insight mean we’re already anticipating O U R V I S I O N : what will be essential to BE THE PARTNER tomorrow’s consumers. FOR ESSENTIAL SOLUTIONS We’re more than a supplier. It’s our strategy Yes, we supply the ingredients, for future success. compounds, and solutions that our customers require, but we are also united in understanding and meeting the challenges of today as well as tomorrow. We create solutions based on what’s essential for our customers. 23

STRUCTURING FOR ACCELERATED GROWTH Establishment of four divisions focused on end-market demand TA S T E , F O O D H E A LT H & P H A R M A S C E N T & B E V E R A G E B I O S C I E N C E S S O L U T I O N S • Flavors • Scent • Probiotics, Infant Nutrition, • Pharma Excipients HMO** & Fibers • Savory Solutions • Ingredients • Global Specialty Solutions • Food Enzymes • Inclusions • Cosmetic Actives • Industrial • Cultures • Functional Solutions • Home & Personal Care • Protein Solutions • Animal Health & Nutrition • Emulsifiers & Sweeteners • Microbial Control • Food Protection • Biorefineries • Colors • Health Ingredients ~ $ 6 . 1 B i l l i o n * ~ $ 2 . 0 B i l l i o n * ~ $ 2 . 3 B i l l i o n * ~ $ 0 . 8 B i l l i o n * 24 * Based on 2019 sales on a combined pro forma basis ** Human OligosaccharidesSTRUCTURING FOR ACCELERATED GROWTH Establishment of four divisions focused on end-market demand TA S T E , F O O D H E A LT H & P H A R M A S C E N T & B E V E R A G E B I O S C I E N C E S S O L U T I O N S • Flavors • Scent • Probiotics, Infant Nutrition, • Pharma Excipients HMO** & Fibers • Savory Solutions • Ingredients • Global Specialty Solutions • Food Enzymes • Inclusions • Cosmetic Actives • Industrial • Cultures • Functional Solutions • Home & Personal Care • Protein Solutions • Animal Health & Nutrition • Emulsifiers & Sweeteners • Microbial Control • Food Protection • Biorefineries • Colors • Health Ingredients ~ $ 6 . 1 B i l l i o n * ~ $ 2 . 0 B i l l i o n * ~ $ 2 . 3 B i l l i o n * ~ $ 0 . 8 B i l l i o n * 24 * Based on 2019 sales on a combined pro forma basis ** Human Oligosaccharides

SUPPORTING BUSINESS OBJECTIVES

Global centralized functions, focused on best-in-class expertise

INTEGRATED SOLUTIONS	COMMERCIAL EXCELLENCE	RESEARCH & DEVELOPMENT	GLOBAL OPERATIONS	FINANCE
• Creating new opportunities in total product solutions	• Collaborating for best practices & standardization	• Defining what's next via global innovation & sustainability	• Driving best-in-class operations, safely and responsibly	• Preserving financial strength & ensuring delivery of aspiration



TASTE, FOOD & BEVERAGE
SCENT
HEALTH & BIOSCIENCES
PHARMA SOLUTIONS

HUMAN RESOURCES	IR & COMMS	INFORMATION TECHNOLOGY	LEGAL	STRATEGY*
• Looking after our people, embracing diversity & inclusion	• Telling the story of IFF to all stakeholders	• Bringing our network together & digitizing our future	• Keeping us competitive, compliant & protected	• Planning what's ahead & shaping how we get there

25 * Responsible for Financial, Planning & Analysis, dual reporting to CFO iff

EXECUTIVE COMMITTEE

Highly qualified & diverse leaders with deep knowledge and expertise

CHAIRMAN & CEO



Andreas Fibig

PHARMA SOLUTIONS



Angela Strzelecki

SCENT



Nicolas Mirzayantz

HEALTH & BIOSCIENCES



Simon Herriott

TASTE, FOOD & BEVERAGE



Matthias Haeni



Amy Byrick

LEGAL



Jennifer Johnson

OPERATIONS



Francisco Fortanet

RESEARCH & DEVELOPMENT



Angela Naef

FINANCE



Rustom Jilla

INTEGRATED SOLUTIONS



Gregory Yep

INFORMATION TECHNOLOGY



Vic Verma

IR & COMMUNICATIONS



Michael DeVeau

COMMERCIAL EXCELLENCE



Greg Soutendijk

HUMAN RESOURCES



Susana Suarez

STRATEGY*



Etienne Laurent

26 * Responsible for Financial, Planning & Analysis, dual reporting to CFO iff

BOARD OF DIRECTORS DESIGNEES

Beginning to assemble a world-class board



Ed Breen

Lead Director

Breen is Executive Chairman and CEO of DuPont de Nemours, Inc. ("DuPont"), formerly DowDuPont Inc. ("DowDuPont"), and has served as CEO and/or Executive Chair of DuPont since the merger of The Dow Chemical Company and E. I. du Pont de Nemours and Company ("EID") on August 31, 2017, and of EID from October 2015 until DowDuPont's spin off of Corteva, Inc. on June 1, 2019.

Prior to DuPont, Breen served as chairman, from July 2002 to March 2016, and CEO from July 2002 to September 2012, of Tyco International plc ("Tyco").

Breen currently serves as a director of Comcast Corporation and a member of the advisory board of New Mountain Capital LLC, a private equity firm.



Matthias Heinzel

Independent Director

Dr. Heinzel is President, DuPont Nutrition & Biosciences and has led the segment through as series of acquisitions and integrations since 2015.

Heinzel joined DuPont in 2003 and held leadership positions in its Electronics & Communications business at the company.

Prior to DuPont, Heinzel held leadership roles in the telecommunications industry and worked with a leading international management consultancy.

He holds a master degree in electrical engineering and business administration (Dipl.-Wirtschaftsing.) and a Ph.D. in business administration.



Carol Anthony (John) Davidson

Independent Director

Davidson is the former senior vice president, controller and chief accounting officer of Tyco International. He retired in 2012 following an eight year tenure at the company.

Davidson served as vice president, audit, risk and compliance for Dell Inc and earlier spent 16 years at Eastman Kodak where he led the company's internal audit function.

Davidson has served on numerous boards, including the board of governors of the Financial Industry Regulatory Authority. Currently, he is the lead independent director for Legg Mason and a Board member of TE Connectivity.

27

iff

INTEGRATION PLANNING

Strong progress in pre-integration phase; On-track with execution timeline

Q4 2019	FIRST HALF 2020				SECOND HALF 2020		Q1 2021		POST CLOSE
Agreement Signed	Integration Management Office Formation	Cleared U.S. Regulatory Process	Initial Registration Statement	Purpose, Vision, Operating Model & Leadership	IFF Shareholder Vote	Permanent Debt Financing	Anticipated Closing	$7.3B Cash Payment to DuPont	Revenue & Cost Synergy Capture
Dec. 15, 2019	January 2020	March 2020	May 2020	May 2020	Sept. 2020	Post Shareholder Vote	Target Feb 1, 2021	At Close	By End of Year 3
✓	✓	✓	✓	✓					

Key Activities

- ✓ Completed strategic assessment of the future combined company portfolio
- ✓ Joint cross functional integration program in place & operational
- ✓ Cleared U.S. antitrust process & filed for Europe and China approvals
- ✓ Created ideation framework to identify, assess & prioritize synergy opportunities
- ✓ Announced Purpose & Vision of future combined company
- ✓ Defined operating model & made executive leadership selections

Integration Activities On-Track for Q1 2021 Close

28

iff

SUMMARY Strong start to the year, with strong top and bottom-line results Realized Frutarom acquisition-related revenue & cost synergies & made significant advancements in N&B integration planning Unveiled future combined company purpose, vision, operating model & leadership team to ensure day 1 readiness Incredibly proud of all of IFF for what we achieved during these challenging times – supporting our business and community Well-positioned to successfully navigate uncertain world & emerge as a stronger company 29SUMMARY Strong start to the year, with strong top and bottom-line results Realized Frutarom acquisition-related revenue & cost synergies & made significant advancements in N&B integration planning Unveiled future combined company purpose, vision, operating model & leadership team to ensure day 1 readiness Incredibly proud of all of IFF for what we achieved during these challenging times – supporting our business and community Well-positioned to successfully navigate uncertain world & emerge as a stronger company 29

The following biographies have been made available on the IFF and DuPont Nutrition & Biosciences microsite, available at https://strongerinnovationtogether.com/executive-committee/.

IFF and DuPont N&B have identified an executive committee for the combined company that draws upon the unique talent and experience of both organizations. The parties continue to expect that the transaction will be completed in the first quarter 2021.

ANDREAS FIBIG | Chairman and Chief Executive Officer

Andreas Fibig joined IFF’s Board in 2011 and has served as Chairman and Chief Executive Officer since 2014, where he has overseen the organization’s transformational strategy and industry-leading sustainability efforts. Mr. Fibig will continue to serve in this role for the combined company.

Previously, he served as President and Chairman of the Board of Management of Bayer HealthCare Pharmaceuticals, the pharmaceutical division of Bayer AG, from September 2008 to September 2014. Prior to that role, Mr. Fibig held a number of positions of increasing responsibility at Pfizer Inc., a research-based pharmaceutical company, including Senior Vice President of the US Pharmaceutical Operations group from 2007 through 2008 and President, Latin America, Africa and Middle East from 2006 through 2007. Mr. Fibig’s prior work experience with various pharmaceutical companies has provided him with extensive experience in international business, product development and strategic planning, which are directly translatable to his work as our Chairman and CEO.

Mr. Fibig was appointed to the board of Bunge Limited in September of 2016 where he served through 2018. Currently, Mr. Fibig is chairman of the German American Chamber of Commerce, Inc. New York, a position he has held since May 2018, and has been a board member of Novo Nordisk since March 2018.

RUSTOM JILLA | Executive Vice President, Chief Financial Officer

brings deep experience in leading global financial organizations and will continue to serve in this role for the combined company.

Prior to joining IFF, Mr. Jilla was Executive Vice President and Chief Financial Officer of MSC Industrial Supply Co. from July 2015 to January 2020. Previously, he was the CFO for Dematic Group, a global provider of warehouse logistics and inventory management solutions, from April 2013 to September 2014, and prior to that, CFO of Ansell Limited, an Australian-listed global leader in protective solutions from September 2002 to April 2013.

Earlier in his career, he held a number of positions at PerkinElmer Inc. and The BOC Group, a public multinational industrial gas company. Mr. Jilla began his career in auditing with PricewaterhouseCoopers LLP.

Mr. Jilla received an MBA in finance and corporate policy & management from the Wharton School of Business at the University of Pennsylvania, and a bachelor’s degree in commerce from the University of Sri Jayewardenepura in Sri Lanka. He is also a Chartered Accountant (Sri Lanka) and Chartered Management Accountant (United Kingdom).

MATTHIAS HAENI | President, Taste, Food & Beverage

Matthias Haeni will be the combined company’s President of Taste, Food & Beverage, alongside Amy Byrick. The division will comprise IFF’s Taste offering, including flavor compounds and natural taste solutions such as Savory Solutions and Inclusions, along with N&B’s food and beverage portfolio, which includes natural and plant-based specialty food ingredients such as Functional Solutions, Protein Solutions and Emulsifiers & Sweeteners.

Mr. Haeni has led IFF’s Taste division since 2014, overseeing the division’s strategy and commercial and creative execution, people development and financial performance. Mr. Haeni joined IFF in 2007 in the role of Regional General Manager, Flavors, Greater Asia, based in Shanghai, China. In 2010, he transferred to Hilversum, the Netherlands where he served as Regional General Manager for Flavors Europe, Africa, and the Middle East until he was named to his current position.

Prior to joining IFF, Mr. Haeni was based in Singapore as Givaudan’s Vice President of Commercial Flavors, Southeast Asia Pacific. Earlier in his career, he held similar positions in Europe, Africa and the Middle East. He has worked and lived in Zurich, Istanbul, Warsaw, Vienna and New York.

Mr. Haeni holds an Economics degree from Switzerland’s University of Applied Sciences and completed extensive programs at the Institute of Applied Psychology in Zurich and The Wharton School in the United States. Currently, he serves on the board of the International Association of the Flavor Industry.

AMY BYRICK | President, Taste, Food & Beverage

Amy Byrick will be the combined company’s President of Taste, Food & Beverage, alongside Matthias Haeni. The division will comprise IFF’s Taste offering, including flavor compounds and natural taste solutions such as Savory Solutions and Inclusions, along with N&B’s food and beverage portfolio, which includes natural and plant-based specialty food ingredients such as Functional Solutions, Protein Solutions and Emulsifiers & Sweeteners.

Currently she serves as Platform Leader, Food & Beverage for N&B. She was appointed to this position in 2019 and is responsible for developing the platform’s operating model, driving alignment across the platform and overseeing P&L execution.

Ms. Byrick joined DuPont in 2017 as Global Business Unit Leader for DuPont Nutrition & Health and, prior to joining DuPont, held a variety of roles with increasing responsibility at Amcor Flexibles. Further, she was a strategy consultant for Monitor Group.

She graduated with a Chemical Engineering bachelor’s degree from Queen’s University in Canada and has an MBA from INSEAD.

NICOLAS MIRZAYANTZ | President, Scent

Nicolas Mirzayantz will continue to lead the Scent division of the combined company as President, Scent. The division is composed of IFF’s Fine Fragrance, Consumer Fragrance, Cosmetic Actives segments, as well as natural and synthetic ingredients. He was appointed to lead the Fragrances business (now Scent) in 2006 and is responsible for driving the business’ strategy and financial execution. Mr. Mirzayantz’s career at IFF spans more than 30 years.

Prior to his current position, he held the dual roles of Senior Vice President for IFF’s Fine Fragrances & Beauty Care unit, and North America Regional Manager. He was responsible for IFF’s Global Fine Fragrances Group, including Beauty Care, as well as the general management of the business development and operations activities in North America, including flavors and fragrances. Additionally, he oversaw the integration and development of IFF’s Creative Centers in New York and Paris.

Mr. Mirzayantz serves on the board of the International Fragrance Association (IFRA), the official representative body of the fragrance industry worldwide. He is also a board member of the Industry Advisory Board for the Fashion Institute of Technology (FIT) Master’s Program. He holds a Master of Economics from the University of Paris II ASSAS and completed the International Executive Program at INSEAD in Fontainebleau in 1998 and the Executive Program at Singularity University in Palo Alto, California in 2018.

SIMON HERRIOTT | President, Health & Biosciences

Simon Herriott will lead the Health & Biosciences division of the combined company as President, Health & Biosciences. This division will contain N&B’s current Health & Biosciences business along with IFF’s legacy Health Ingredients and parts of Natural Products Solutions. This division’s portfolio will include sustainable, clean label and high-performance solutions such as Probiotics, HMO, Fibers; Cultures, Food Enzymes; Home & Personal Care; Animal Nutrition; Biorefineries and Microbial Control.

Since 2019, Mr. Herriott has served as Platform Leader, Health & Biosciences for N&B. He has driven top-line growth and operational effectiveness through innovation and supply chain development.

In a 16-year career with DuPont, Mr. Herriott has held various leadership positions including in Industrial Biosciences Sustainable Solutions and Chemical Solutions businesses. During his career, he also held multiple roles at ICI, Zeneca and Avecia Inc. in Europe, Asia and North America

He holds a bachelor’s degree in Geology/Geography and International Masters in Practicing Management from McGill University.

ANGELA STRZELECKI | President, Pharma Solutions

Angela Strzelecki will lead the Pharma Solutions division of the combined company as President, Pharma Solutions. This division will include N&B’s leading portfolio of functional excipients for pharma and dietary supplements and will provide specific solutions such as controlled and immediate release dosage formats, soft and hard capsules and alginates for anti-reflux applications. She currently serves as Platform Leader, Pharma Solutions for N&B. She was appointed in 2019 and is responsible for developing and executing the organization’s structure, business processes and strategic direction.

Over a nearly 30-year career with DuPont, Dr. Strzelecki has held a variety of leadership positions across the company, including in Nutrition and Health, Corporate M&A, Titanium Technologies, Building Innovations, Corporate Strategy and Performance Coatings.

Dr. Strzelecki holds a bachelor’s degree in Chemistry from King’s College, as well as a Ph.D. in Chemistry from The Pennsylvania State University.

GREG YEP | Executive Vice President, Global Integrated Solutions Officer

Dr. Gregory Yep will be Executive Vice President, Global Integrated Solutions Officer of the combined company, where he will lead the company’s new Integrated Solutions Center of Excellence and focus on incubating new business opportunities, cross-selling and product development. He currently serves as Executive Vice President, Chief Global Scientific & Sustainability Officer at IFF. He was appointed to this position in 2016 and is responsible for guiding the global R&D strategy, leading and developing IFF’s efforts in innovation, technological development and external collaborations, furthering IFF’s legacy of pioneering firsts. He is also responsible for the company’s global sustainability efforts.

Prior to joining IFF, Dr. Yep held the position of Senior Vice President of Research, Development & Applications with The Kerry Group, where he was responsible for strategy creation and implementation of technical platforms in the taste and nutrition, food and beverage and the biotechnology industry. Previously, he held the role of Senior Vice President of R&D at PepsiCo, where he created long-term science-based strategies for core ingredients and their impact on food, flavor, metabolism and nutrition.

Dr. Yep’s holds a bachelor’s degree in biology and chemistry and worked as a researcher in the University’s Smell and Taste Center. He also holds a master’s and a Ph.D. in organic chemistry from The Johns Hopkins University.

GREG SOUTENDIJK | Senior Vice President, Commercial Excellence

Greg Soutendijk will be Senior Vice President, Commercial Excellence of the combined company, where he will lead the company’s new Center for Commercial Excellence and oversee the company’s business and commercial teams through development of best practices, customer insights analysis, resource deployment and the optimization of pricing strategies and solutions. He currently serves as Head of Corporate Development at IFF. He was appointed to this position in 2015 and focuses on developing and executing IFF’s transformational strategy. He was responsible for IFF’s expansion into Nutrition and High Value Specialty Ingredients including through M&A.

Prior to his current role, Mr. Soutendijk led IFF’s Asian Fragrance business for nine years and worked in investment banking at Credit Suisse and Donaldson Lufkin & Jenrette.

He holds a bachelor’s degree from Boston University and an MBA from Northwestern University, Kellogg School of Management.

ANGELA NAEF | Executive Vice President, Chief Research & Development Officer

Angela Naef will be Executive Vice President, Chief Research & Development Officer of the combined company, where she will play a critical role in guiding the company’s R&D, innovation, product development and sustainability capabilities. She currently leads the N&B’s Global Technology & Innovation organization and co-leads IFF’s and N&B’s joint Integration Management Office (IMO). She was appointed to her Technology & Innovation leadership position in 2015.

In her role as IMO Co-Lead, Dr. Naef is overseeing the broader vision and strategy for bringing IFF and the N&B business together. As N&B’s Global Technology & Innovation Leader, she oversees R&D, Regulatory & Product Stewardship, Manufacturing Technology, Portfolio & Project Management, Clinical Sciences & Biotechnology for the organization.

Dr. Naef joined DuPont in 2009 and has held various leadership positions prior to her current roles, including in Global Sales & Applications Food Ingredients, Nutrition & Health R&D and Soy Polymers business, and Applied Research.

She graduated with a Ph.D. in Physical Chemistry from University of California, Davis.

JENNIFER JOHNSON | Executive Vice President, General Counsel

Jennifer Johnson will be Executive Vice President, General Counsel of the combined company. She currently serves as Associate General Counsel at N&B, leading its legal department. She was appointed to this position in 2019 and has driven critical litigation wins, significant changes to N&B’s patent strategy and complex M&A transactions.

Dr. Johnson joined the DuPont legal team in 2013 and has served as Associate General Counsel and Assistant Chief Intellectual Property Counsel for the company’s Industrial Biosciences division before joining N&B. Prior to DuPont, Johnson was a Partner at the law firm of Finnegan, Henderson, Farabow, Garrett & Dunner, L.L.P.

She holds a J.D. from the University of Washington and a Ph.D. in Plant Biology from University of California, Berkeley.

SUSANA SUAREZ GONZALEZ | Executive Vice President, Chief Human Resources and Diversity & Inclusion Officer

Susana Suarez Gonzalez was appointed as IFF’s Executive Vice President, Chief Human Resource Officer in 2016 and will continue to serve in this role for the combined company. She is responsible for championing the growth and development of IFF people aligning HR to IFF’s business strategy while launching a solid D&I platform.

Prior to joining IFF, Dr. Suarez Gonzalez spent 25 years at Fluor Corporation, where she held leadership positions across several business groups and functions including construction, marketing, sales, project engineering and human resources. As Senior Vice President Global Operations, Human Resources with Fluor, she was responsible for the global execution of HR services as well as all corporate HR functions, encompassing global benefits, compensation, talent development, recruiting and human resources information systems.

She has published two books and authored or co-authored numerous industry articles. Dr. Suarez Gonzales holds an executive MBA from the IUDE University and a doctorate in psychology from the University of Oviedo in Spain where she graduated summa cum laude.

FRANCISCO FORTANET | Executive Vice President, Global Operations Officer

Francisco Fortanet will be Executive Vice President, Global Operations Officer at the combined company. He has served as Executive Vice President, Operations at IFF since 2012 and has broad-scale responsibilities for IFF’s global operations ranging from procurement through manufacturing.

Mr. Fortanet’s career with IFF began in 1995 as Plant Manager in Mexico, and he has served in roles of increasing scope and responsibility over the years. Most recently, he was Vice President, Global Manufacturing Compounding. Earlier roles included Regional Director of North America Operations, Project Manager in Ireland, and Plant Manager in Hazlet, New Jersey.

Mr. Fortanet holds a degree in Industrial and Systems Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey in Cuernavaca, Mexico.

VIC VERMA | Executive Vice President, Chief Information Officer

Vic Verma will be Executive Vice President, Chief Information Officer (CIO) at the combined company. He has served IFF’s CIO since 2016. He is responsible for delivering on the company’s global information technology strategy, the digital technology transformation program and overseeing infrastructure, data, application delivery and end user services across the enterprise.

Before joining IFF, Mr. Verma served as Vice President of Global Infrastructure Operations at American Express from 2010 to 2016, where he was accountable for global infrastructure operations across the full breadth and lifecycle of technology products. Prior to that role, Mr. Verma held several leadership positions at American Express, as well as Vice President, Division CIO and management consulting roles with GlaxoSmithKline, Bristol Myers Squibb and PricewaterhouseCoopers.

Mr. Verma holds an MBA from The University of Southern California, a master’s degree in chemical engineering from Marshall University and a bachelor’s degree in biochemical engineering from Rutgers University. He currently sits on the advisory board at Rutgers University’s Center for Innovation Education.

MICHAEL DEVEAU | Senior Vice President, Chief Investor Relations & Communications Officer

Michael DeVeau will be Senior Vice President, Chief Investor Relations & Communications Officer of the combined company, where he will lead the company’s investor engagement efforts, communications strategy, media relations, employee communications and corporate branding. He currently serves as VP, Investor Relations, Communications and Chief of Staff, where he has built a robust investor engagement and integrated corporate communications program, while managing IFF’s reputation management efforts and serving as a strategic advisor to IFF’s Chairman and CEO.

Since joining IFF in 2009 as head of investor relations, Mr. DeVeau has held various roles of increasing scope and responsibility in communications, finance and corporate strategy. Prior to joining IFF, he served in leadership positions in investor relations, finance and corporate development at PepsiCo. Mr. DeVeau began his career as an Equity Research Analyst at Citigroup Investment Research.

He has a bachelor’s from Fordham University and completed a Global Executive Leadership Program at INSEAD.

ETIENNE LAURENT | Senior Vice President, Finance & Corporate Strategy

Etienne Laurent will be Senior Vice President, Finance & Corporate Strategy of the combined company. He will lead enterprise-level business development and financial planning and analytics (FP&A) for each IFF division with analytics-driven insights and operations expertise, reporting to CFO Rustom Jilla for his financial planning and analysis responsibilities and Chairman and CEO Andreas Fibig for strategy. He currently serves as Finance Leader of N&B, appointed to this position in 2014, and leads the division’s finance function, acquisition and integration processes, and preparation for reporting and external communication and preparing for external reporting communication cycles.

Prior to this role, he held a variety of positions at DuPont including Regional CFO and Leader of Sourcing and Logistics in the EMEA region; Global Strategy and Planning Leader at DuPont’s Imaging Technologies; Global Leader of Color Communications; General Audit Leader; and multiple roles in Treasury, Controllership and FP&A.

Mr. Laurent has an MBA from Northeastern University.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 and N&B has filed a registration statement on Form S-4/S-1 on May 7, 2020, each of which contains a prospectus. In addition, on May 7, 2020, IFF filed a preliminary proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B expects to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in the registration statements filed by each of IFF or N&B in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2020, DuPont’s annual report on Form 10-K for the year ended December 31, 2020, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in a registration statement of IFF or N&B would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 7, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.